Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Rogers Communications Files 2006 MD&A, Audited Financial Statements and
    Annual Report

    TORONTO, April 2 /CNW/ - Rogers Communications Inc. announced the filing and availability of its full year 2006 management's discussion and analysis
("MD&A"), audited financial statements and annual report to shareholders.
Rogers also announced the filing of the full year 2006 MD&A and audited financial statements of its wholly-owned subsidiaries Rogers Wireless Inc. and
Rogers Cable Inc.
    Rogers Communications has also filed its form 40f with the SEC, while its subsidiaries Rogers Cable Inc. and Rogers Wireless Inc. have each filed their respective form 20f with the SEC.
    Each of these documents have been posted on the "Investor Relations"
section of the www.rogers.com website, are available on the websites of the
OSC (www.sedar.com) and SEC (www.sec.gov), or can be requested directly from
Rogers by calling 416.935.3551.

    About Rogers: Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a
diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is
Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765E          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.

CNW 16:28e 02-APR-07